March 30, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Kenneth A. Swanstrom
Chief Executive Officer
Penn Engineering & Manufacturing Corp.
5190 Old Easton Road
Danboro, PA 18916

Re: 	Penn Engineering & Manufacturing Corp.
Schedule 14A filed March 24, 2005
File No. 001-05356

Dear Mr. Swanstrom:

      We have reviewed your response and your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger, page 16

Background of the Merger, page 16

1. We acknowledge your response to prior comment 2. Please disclose why the payments were not approved at the July 30, 2003 and/or April
29, 2004 board meetings. In addition, please disclose the reasons for these payments.
2. We acknowledge your response to prior comment 8. Please explain the reduction in your earnings forecast. In addition, please reconcile your revised disclosure with your disclosure under Our Recent Earnings Results on page 29.

3. Please explain the reasons for the increase in the offer price from $18.50 to $18.75 on November 10, 2004.

4. We note your disclosure in the fourth full paragraph on page 22 regarding the earnings forecast you provided to Tinicum. Please clarify whether you provided Tinicum with projections for the years ended December 31, 2004 through 2009.

5. Please clarify whether Tinicum was among the 48 potential buyers
Gleacher contacted. In addition, please explain why Gleacher contacted Tinicum in October 2004 despite the fact that Tinicum had not submitted an indication of interest and whether Gleacher contacted other potential buyers at that time.

Recommendation by the Special Committee and our Board of Directors..., page 25

Negotiations on Merger Agreement, page 26

6. We acknowledge your response to prior comment 13. The disclosure regarding the considerations of the board of directors and special committee are not sufficient. Please revise to explain how these considerations affected the board of directors` and special committee`s fairness determinations.

7. Please identify the members of senior management that negotiated the terms of the merger agreement and clarify the involvement of the special committee. It appears that the special committee did not directly participate in the negotiation of the transaction.
Please
also clarify this in the Background of the Merger section.

Houlihan Lokey`s Fairness Opinion, page 35

8. We note your disclosure in the second sentence of the first full paragraph on page 36. Please revise your disclosure to eliminate the qualification regarding the fact that the opinion was addressed only to the special committee, as security holders are entitled to rely on the opinion.

Gleacher`s Fairness Opinion, page 45

9. We note your disclosure in the first sentence of the second full paragraph on page 46. Please revise your disclosure to eliminate the qualification regarding the fact that the opinion was addressed only to the board of directors, as security holders are entitled to rely on the opinion.
Leveraged Buyout Analysis, page 51

10. We note your disclosure in the last paragraph on page 51 regarding the expected capital structure following the completion of the proposed merger. In this regard, we note that it is expected that employee ownership will represent 5% to 15%. Please advise us as to the expected form of this ownership and how employees will obtain this ownership. For example, will you grant options to employees upon completion of the merger or will employees purchase shares?

Interests of Our Directors and Officers in the Merger, page 59

Stock Option Treatment, page 60

11. We note that Mr. Swanstrom will forfeit certain of his options in connection with the proposed merger. Please disclose this fact and explain the reasons for this forfeiture. In addition, please disclose whether you paid Mr. Swanstrom any consideration in exchange for his forfeiture of these options.

Litigation Relating to the Merger, page 64

12. Please update this section for any developments in the litigation associated with your proposed merger. Supplementally furnish to us copies of the complaints identified in this section and any associated motions, answers or other filings made in connection with this litigation. We may have further comment on your disclosure once we have had the opportunity to review these materials.

Voting Agreement, page 86

13. It appears that the option granted to PEM Holding as part of the voting agreement may have the effect of discouraging competing bids.
If so, please discuss whether this was considered as part of the determination of fairness.

*	*	*	*

      As appropriate, please amend your preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in its filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      If you have any questions regarding the foregoing, please do not hesitate to call Andrew Schoeffler, Staff Attorney, at (202)
824-
5612 or, in his absence, Chris Edwards, Senior Staff Attorney, at
(202) 942-2842.

Sincerely,


Pamela A. Long
Assistant Director

cc:	Mr. Frederick W. Dreher
Mr. Richard L. Cohen
Duane Morris LLP
One Liberty Place
Philadelphia, PA 19103

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Mr. Kenneth A. Swanstrom
March 30, 2005
Page 1 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE